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Exhibit (a)(5)(iii)

innovative micro technology 75 Robin Hill Road • Goleta, CA 93117 Ph: 805-681-2800 • Fax: 805-967-2677

March 28, 2005

Dear Employee:

        I am pleased to announce that the Board of Directors of Innovative Micro Technology, Inc. has authorized an offer to exchange new options for all outstanding options granted under our 2001 Stock Incentive Plan that are held by current employees of IMT. I am enclosing very important information as to how the option exchange program will operate. This information has been filed with the Securities and Exchange Commission. I urge you to read this information carefully.

        I am sure you have many questions about how this offer will affect you as an option holder, how you can participate in the option exchange, and why we have structured the option exchange program in this way. I believe you will find the answers to most of these questions in the summary term sheet beginning on page 1 of the enclosed Offer to Exchange Outstanding Options and in the "frequently asked questions" section beginning on page 6. Please read these and all of the materials provided with this letter.

        In the exchange, you will have an opportunity to surrender the options you now hold that have an exercise price greater than $0.30 per share, in exchange for new options that we will be issued six months and one day after the conclusion of the offer. The new options will have an exercise price based on the fair market value of our common stock at the time we grant the new options, with vesting that follows your current vesting schedule. We believe that our outstanding options currently have an exercise price above the fair market value of our common stock, and we feel it is unlikely these options will be worth exercising in the near future. Therefore, we believe the exchange will give our employees a renewed opportunity to participate in the growth of our company. Nevertheless, because of the time that will elapse before we issue the new options, there are risks involved in surrendering your existing options.

        The risks involved in accepting the offer are discussed in detail in the enclosed Offer to Exchange Outstanding Options. In particular, please be aware that if your employment terminates for any reason after you surrender your current options but before we issue the new options, you will not be eligible to receive new options and will not get your surrendered options back. Also, if we were acquired or some other transaction were to take place that yielded value for our common stockholders during that period, you would not be able to participate through the options you surrender. Also, because the price of the new options will be based on the fair market value per share at the time we grant them, and we cannot predict that price, it is possible that the new options would have a higher exercise price than your existing options.

        The offer expires on April 27, 2005, unless we extend it. While we intend that the exchange will benefit eligible employees, you must ultimately decide for yourself whether or not to participate. If you have any questions after reading the enclosed materials, please feel free to call Pete Altavilla at(805) 681-2800.

Sincerely,
/s/ JOHN S. FOSTER John S. Foster

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  Exhibit (a)(5)(iii)